Exhibit 99.28(m)(ii)

APPENDIX A

This APPENDIX A, amended as of July 22, 2015, is Appendix A to the Shareholder Servicing Plan of the Old Westbury Funds, Inc.

SHAREHOLDER SERVICING FEES

Portfolios	Annual Shareholder Servicing Fee*
Fixed Income Fund	0.2%
Small & Mid Cap Fund	0.2%
Large Cap Strategies Fund	0.2%
Large Cap Core Fund	0.2%
Strategic Opportunities Fund	0.2%
Municipal Bond Fund	0.2%

*  Annual fees payable to BTNA are expressed as a percentage of the average daily net asset value of the shares of the particular Portfolio beneficially owned by or attributable to clients of BTNA and any Shareholder Sub-Servicing Agents.